Exhibit 8.1

List of our subsidiaries

i.	Western Wind Energy US Corporation (formerly known as Verde Resources Corporation), incorporated in Arizona;
ii.	AERO Energy, LLC, organized in California;
iii.	Eastern Wind Power Inc., incorporated in New Brunswick, Canada (inactive);
iv.	Mesa Wind Power Corporation, incorporated in Colorado;
v.	Western Solargenics, Inc., incorporated in British Columbia, Canada;
vi.	Windstar Holding Company, incorporated in California;
vii.	Windstar Energy, LLC, organized in California;
viii.	Solargenics Ottawa 1 Inc., incorporated in Ontario, Canada;
ix.	Kingman Energy Corp, incorporated in Arizona; and
x.	Windstar Holding Company II, LLC, organized in California